EFES

02028272

File: 082-04144

March 25, 2002

RECD S.E.C. APR 03 2002 364

Re: Rule 12g3-2(b) – Submission by Anadolu Efes Biracılık ve Malt Sanayii A.Ş.

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549

Attention: Division of International Corporate Finance

SUPPL

Ladies and Gentlemen:

Reference is made to the above-reference exemption pursuant to Rule 12g3-2(b) (the "**Rule**") under the Securities Exchange Act of 1934, as amended (the "**Act**"), granted previously to Anadolu Efes Biracılık ve Malt Sanayii A.Ş. I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, a general release by Anadolu Efes Biracılık ve Malt Sanayii A.Ş. regarding the rating upgrade of Anadolu Efes by Fitch Ratings.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,

Volkan Harmandar
Finance Director
Anadolu Efes Biracılık ve Malt Sanayii A.Ş.

PROCESSED
APR 19 2002
THOMSON FINANCIAL

ANADOLU GRUBU

ANADOLU EFES BİRACILIK VE MALT SANAYİİ A.Ş.
Esentepe Mah. Anadolu Cad. No. 3 Kartal 81440 İstanbul
Tel: (0 216) 473 22 22 Faks: (0 216) 306 25 17

FOR GENERAL RELEASE TO THE PUBLIC
MARCH 22ND, 2002

Fitch Upgrades Anadolu Efes' ("AEFES.IS") Local Currency Rating

On March 21st, Fitch Ratings has upgraded the Senior Unsecured local currency rating of Anadolu Efes Biracılık ve Malt Sanayii A.Ş. ("Anadolu Efes"), to 'BB' from 'BB-' (BB minus) and affirmed the Senior Unsecured foreign currency rating of 'B'. The Outlook for both ratings for Anadolu Efes is Stable.

Separately, the assigned national rating for Anadolu Efes is 'AA- (tur)'.

Senior Unsecured local currency rating of Anadolu Efes is three notches above the sovereign rating of Turkey whereas the Senior Unsecured foreign currency rating reflects the sovereign rating.

On the other hand both the Senior Unsecured local currency rating of 'BB' and the national rating of 'AA- (tur)' of Anadolu Efes is among the highest ratings announced for the Turkish corporates.

Following is a copy of the press release made by Fitch on March 21st, 2002:

"RATING CHANGE

TURKEY CORPORATE: ANADOLU EFES BIRACILIK VE MALT SANAYI

Fitch Ratings has today affirmed the Senior Unsecured foreign currency rating of 'B', and upgraded the Senior Unsecured local currency rating to 'BB' from 'BB-' (BB minus), of Anadolu Efes Biracilik Ve Malt Sanayi A.S. ('Anadolu Efes'), the largest brewer in Turkey. Separately, the assigned national rating for Anadolu Efes is 'AA- (tur)'.

The Outlook for both ratings for Anadolu Efes is Stable. This rating action follows the recent change in the sovereign ratings of the Republic of Turkey, and also considers the underlying stability and cash flow characteristics of the group's beer operations in Turkey, the performance of its subsidiary Efes Breweries International ('EBI') and the value of the group's shareholding in Coca-Cola Bottlers Turkey ('CCBT').

Anadolu Efes has announced its financial results for FY01 in accordance with the requirements of the Capital Markets Board of Turkey. These reveal that that on a nominal Turkish lira (TRL) basis the group reported a net loss of TRL14.1 trillion. Fitch estimates that Anadolu Efes' nominal foreign exchange losses in FY01 were some TRL90 tln following the February 2001 devaluation. During 2001, group beer sales in Turkey fell by 3% to 5.70 million hectolitres, and international sales increased by 42% to 2.5 million hectolitres.

The group has appointed advisors to examine the possibility of an IPO of CCBT and the possibility of selling some 15% of EBI to foreign institutional investors. Fitch will review the impact of any such transactions when the actual terms are known. However, having considered the information presented to Fitch it is unlikely that either event would cause the group's ratings to change.

Contact:	James Goodgame, London	Tel:	+44 (0) 20 7417 4230
	Guzin Durmus, Istanbul		+90 212 279 1065
	London Ratings Desk		+44 (0) 20 7417 6300"

For further information regarding Efes Beverage Group, please visit our website at http://www.efesbev.com/ or you may contact;

Mr. Muhtar Kent
(CEO & President)

tel: 90 216 473 22 22 ext: 600-601
facsimile: 90 216 387 46 42
e-mail: muhtarkent@efespilsen.com.tr

Mr. Hurşit Zorlu
(Chief Financial Officer)

tel: 90 216 473 22 22 ext: 630
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Investor Relations Manager)

tel: 90 216 473 22 22 ext: 637
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr

EFES

File: 082-04144

March 18, 2002

Re: Rule 12g3-2(b) – Submission by Anadolu Efes Biracılık ve Malt Sanayii A.Ş.

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549

Attention: Division of International Corporate Finance

Ladies and Gentlemen:

Reference is made to the above-reference exemption pursuant to Rule 12g3-2(b) (the "**Rule**") under the Securities Exchange Act of 1934, as amended (the "**Act**"), granted previously to Anadolu Efes Biracılık ve Malt Sanayii A.Ş. I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, a general release by Anadolu Efes Biracılık ve Malt Sanayii A.Ş. regarding the release of 2001 annual financial statements prepared in accordance with the requirements of the Capital Markets Board of Turkey.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,

Volkan Harmandar
Finance Director
Anadolu Efes Biracılık ve Malt Sanayii A.Ş.

Anadolu Efes ("AEFES.IS") has announced its financial statements for the year 2001 prepared in accordance with the requirements of the Capital Markets Board ("CMB") of Turkey.

- Anadolu Efes Biracılık ve Malt Sanayi A.Ş., which conducts the brewing and malting operations of Efes Beverage Group in Turkey, has announced its annual financial statements as of and for the period ending on December 31st, 2001, prepared in accordance with the requirements of CMB. Efes Pazarlama, the wholly owned sales and marketing company of Anadolu Efes in Turkey, is not consolidated in the announced financial statements. The consolidated financial results of the Turkish beer operations prepared in accordance with International Accounting Standards *(including IAS29)* will be announced upon their completion later in 2002.
- Anadolu Efes, with 9.1 million hectolitres of annual brewing capacity in 5 breweries located in Turkey, is the leader of the Turkish beer market with a market share of around 77% as of end of 2001. In addition, Anadolu Efes owns and operates 2 malt production facilities and 1 hops processing plant, providing the major ingredients for beer. The Company also owns the rapidly growing international beer and Coca-Cola operations of Efes Beverage Group.
- The Company was formed through the merger of Efes Beverage Group's domestic breweries and malt production facilities, Ege Biracılık, Erciyas Biracılık, Güney Biracılık and Anadolu Biracılık under Erciyas Biracılık. The merger process was completed in June 2000 and the title of the merged entity changed to Anadolu Efes.
- 2001 was the first full year of operations for Anadolu Efes as a merged company. From a legal perspective, Anadolu Efes resumes the legal identity of the former Erciyas Biracılık. In that respect, FY2001 Anadolu Efes financial results represent the merged company's twelve-months performance, while the financial statements for FY2000 reflect:
    a) Activities of the former Ege Biracılık, Güney Biracılık and Anadolu Biracılık for the 193 days period between the registration of Anadolu Efes by the Ministry of Industry & Trade on June 21st, 2000 and December 31st, 2000 and,
    b) Activities of the former Erciyas Biracılık for the for the 12 months period ending on December 31st, 2000.
- The balance sheet presented as of December 31st, 2000 represents the financial condition of the company as of the end of the year 2000.
- **However, in order to better inform the investment community regarding the full year financial performance of the merged entity in 2000, the income statements of the former Ege Biracılık, Güney Biracılık and Anadolu Biracılık have also been fully consolidated under the former Erciyas Biracılık for the year ending on December 31st, 2000. The consolidated income statement, together with the related financial information is available in the footnotes of the financial statements of Anadolu Efes prepared in accordance with the requirements of CMB. This consolidated income statement is also presented as a supplement of this general release.**
- In the challenging business environment of 2001, albeit a contracting economy, Anadolu Efes was able to deliver a remarkable operating performance and maintain its above average level of Cash Operating Profit margin. The Company reported sales volumes of

For further information regarding Efes Beverage Group, please visit our website at http://www.efesbev.com/ or you may contact;

Mr. Muhtar Kent (CEO & President)	Mr. Hurşit Zorlu (Chief Financial Officer)	Mr. Orhun Köstem (Investor Relations Manager)
tel: 90 216 473 22 22 ext: 600-601	tel: 90 216 473 22 22 ext: 630	tel: 90 216 473 22 22 ext: 637
facsimile: 90 216 387 46 42	facsimile: 90 216 389 58 63	facsimile: 90 216 389 58 63
e-mail: muhtarkent@efespilsen.com.tr	e-mail: hursit.zorlu@efespilsen.com.tr	e-mail: orhun.kostem@efespilsen.com.tr

5.70 million hectolitres compared to 5.88 million hectolitres in 2000, representing a slight decrease of 3%.

- Net sales revenues and cash operating profit (COP) both grew by 60%, whereas Anadolu Efes has recorded a net loss of 14.1 trillion TL in 2001 versus 25.2 trillion TL net profit in 2000. The TL devaluation versus USD in 2001 reached 115% yoy, following the Government's decision to switch from the pegged exchange rate system to the floating exchange rate system in February 2001. Consequently, the net loss is mainly the result of increased foreign exchange losses *(that are included within the financial expenses)* due to the significant increase in the foreign currency rates.
- Efes Beverage Group also has 4 breweries outside Turkey, in Moscow-Russia, Karaganda-Kazakhstan, Ploiesti-Romania and Odessa-Ukraine. The Group also operates malt production facilities in Moscow and Karaganda. The total annual brewing capacity of the Group's international beer operations sum up to approximately 5.0 million hectolitres and annual malt production capacity is 50,000 tonnes.
- International beer operations, which posted 42% sales volume growth to 2.50 million hectolitres in 2001, are conducted through Efes Breweries International (EBI), a wholly owned subsidiary of Anadolu Efes. The share of the Efes branded international beer sales, including Turkish originated exports, as of end of 2001 has increased to 30% of the total beer sales of the group, compared to the 23 % at the end of 2000.
- EBI has appointed an investment bank as adviser to carry out the process of increasing its paid-in capital and place the increased portion of the capital to foreign institutional investors in order to provide external funding to its rapidly growing operations. The amount to be placed, in case such transaction is consummated, is expected to be up to 15% *(announced November 26th, 2001 – March 6th, 2002)*
- Efes Beverage Group also operates Coca-Cola franchises in 4 Central Asian countries, Kazakhstan, Azerbaijan, Kyrgyzstan and Turkmenistan. The theoretical annual Coca-Cola bottling capacity of the international Coca-Cola operations is around 63 million unit cases.
- In 2001, the consolidated sales volume of the operating franchises, where economic recovery in full is yet to take place, was flat versus 2000. On the other hand, the international Coca-Cola operations are expected to deliver positive Cash Operating Profit in the consolidated IAS statements for 2001, later to be announced in 2002.
- In addition, the Group is the largest local shareholder in Coca-Cola Bottlers of Turkey (CCBT), collectively holding 40 % stake together with its parent, the Anadolu Group, with an annual bottling capacity of 300 million unit cases. CCBT, although impacted further than the beer business by the economic turbulence in Turkey, maintained its Cash Operating Profit margin in 2001.
- CCBT has appointed an adviser to conduct its financial restructuring process, also including a possible initial public offering *(announced September 19th, 2001)*

For further information regarding Efes Beverage Group, please visit our website at http://www.efesbev.com/ or you may contact;

Mr. Muhtar Kent
(CEO & President)

tel: 90 216 473 22 22 ext: 600-601
facsimile: 90 216 387 46 42
e-mail: muhtarkent@efespilsen.com.tr

Mr. Hurşit Zorlu
(Chief Financial Officer)

tel: 90 216 473 22 22 ext: 630
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Investor Relations Manager)

tel: 90 216 473 22 22 ext: 637
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr

INCOME STATEMENT
(for the periods ending on 31.12.2001 and 31.12.2000)

(in trillion TL)	2001	2000
GROSS SALES	**338,1**	**213,8**
Deductions from Sales	(101,2)	(66,0)
NET SALES	**236,9**	**147,8**
Cost Of Goods Sold	(125,5)	(79,3)
GROSS PROFIT	**111,4**	**68,5**
Operating Expenses	(44,6)	(27,1)
OPERATING PROFIT	**66,8**	**41,4**
Income from Other Operations	51,3	15,8
Expenses from Other Operations	(12,6)	(3,6)
Financial Expenses	(109,6)	(22,8)
PROFIT BEF. EXT. ITEMS AND TAX	**(4,2)**	**30,8**
Extraordinary Income	0,7	0,1
Extraordinary Expenses & Losses	(10,6)	(1,7)
PROFIT BEFORE TAX	**(14,0)**	**29,2**
Tax	(0,1)	(4,0)
NET PROFIT	**(14,1)**	**25,2**
CASH OPERATING PROFIT*	**87,7**	**54,7**

** Cash Operating Profit comprises of Operating Profit, depreciation and other non-cash expenses up to Operating Profit*

For further information regarding Efes Beverage Group, please visit our website at http://www.efesbev.com/ or you may contact;

Mr. Muhtar Kent
(CEO & President)

tel: 90 216 473 22 22 ext: 600-601
facsimile: 90 216 387 46 42
e-mail: muhtarkent@efespilsen.com.tr

Mr. Hurşit Zorlu
(Chief Financial Officer)

tel: 90 216 473 22 22 ext: 630
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Investor Relations Manager)

tel: 90 216 473 22 22 ext: 637
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr